Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.

JFeinourJr@stradley.com

215.564.8521

January 6, 2016

Via Edgar
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attn: Lauren Hamilton

Re:	Scout Funds (the “Trust”) (File Nos. 333-96461 and 811-09813) Response to SEC Staff Comments

Dear Ms. Hamilton:

On behalf of the above-referenced Trust, the following are the responses to the SEC Staff’s comments, provided via telephone, with regard to the Trust’s annual report for the fiscal year ended June 30, 2015 (filed with the U.S. Securities and Exchange Commission (“SEC”) on Form N-CSR on September 4, 2015) (the “Shareholder Report”) and certain other Trust filings.  Each comment is summarized below, followed by the Trust’s response to the comment.

In connection with the Trust’s responses to the SEC Staff’s comments, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

1.  Comment:  Please confirm that the Expense Example for the Institutional Class shares of the Scout Core Plus Bond Fund in the Prospectus dated October 31, 2015 is accurate.

Response:  The Trust confirms that the Expense Example for the Institutional Class shares of the Scout Core Plus Bond Fund in the Prospectus dated October 31, 2015 is accurate.

2.  Comment:  In the Management’s Discussion of Fund Performance section of the Shareholder Report, line graphs for the Institutional Class shares of the Scout Core Bond, Core Plus Bond and Unconstrained Bond Funds show the hypothetical growth of an investment of $10,000.  Please base the lines graph on the Funds’ required minimum initial investments for Institutional Class shares in accordance with Instruction 1.(d) to Item 27(b)(7) of Form N-1A.

Response:  The Funds reserve the right to waive in whole or in part the $100,000 minimum initial investment for Institutional Class shares, and certain categories of investors may not be subject to this stated minimum.  Therefore, consistent with Item 27(b)(7)(ii)(A) and Instruction 1 thereto, the Scout Core Bond, Core Plus Bond and Unconstrained Bond Funds’ line graphs for Institutional Class shares begin at $10,000.

3.  Comment:  The certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sox Act”) were signed by the Principal Executive and Financial Officers on August 24, 2015, but the auditor’s report was not issued until August 28, 2015.  Please confirm that the Principal Executive and Financial Officers were comfortable making these certifications prior to the issuance of the auditor’s report.

Response:  The auditor’s audit of the financial statements of the series of the Trust was substantially complete on August 24, 2015.  The Trust confirms that the Principal Executive and Financial Officers were able to make the certifications required by Sections 302 and 906 of the Sox Act prior to the issuance of the auditor’s report.  Nevertheless, in the future the Principal Executive and Financial Officers will not sign these certifications until after the issuance of the auditor’s report.

4.  Comment:  Please clarify whether the Expense Examples in the Shareholder Report were audited.  If the Expense Examples were not audited, please add corresponding disclosure.

Response:  The Expense Examples in the Shareholder Report were not audited.  The Trust will add corresponding disclosure in future Shareholder Reports.

5.  Comment:  Please explain why the annualized expense ratios listed in the Expense Examples for the Scout International, Emerging Markets, Global Equity and Equity Opportunity Funds vary from the net expense ratios in the Financial Highlights.

Response:  Scout Investments, Inc. (the “Advisor”) entered into new expense limitation agreements for the Scout Emerging Markets, Global Equity and Equity Opportunity Funds effective October 31, 2014 that reduced the Funds’ expense caps to 1.10% (down from 1.40%, 1.40% and 1.25%, respectively, under the prior expense limitation agreements).  The Financial Highlights for the fiscal year ended June 30, 2015 include four months of operations under the prior expense limitation agreements reflecting the higher expense caps, while the Expense Examples show an annualized ratio based on expenses for the period January 1, 2015 to June 30, 2015 and, therefore, only reflect the current lower expense caps.  In regards to the Scout International Fund, Fund assets decreased significantly during the latter part of 2014, which resulted in a reduction in the expenses allocated to the Fund during the six months ended June

30, 2015 (i.e., the period of expenses upon which the Expense Example annualized expense ratio is based).

6.  Comment:  The Schedule of Investments indicates that the Scout Emerging Markets, Low Duration Bond, Core Bond, Core Plus Bond, and Unconstrained Bond Funds held Rule 144A restricted securities.  Please disclose in future Shareholder Reports and N-Q filings the dollar amount and percentage of the Funds’ assets classified as Rule 144A restricted securities, and also consider disclosing whether such securities are considered by the Funds to be liquid.

Response:  The Trust will disclose in the Schedule of Investments in future Shareholder Reports and N-Q filings the aggregate value of all restricted securities and the percentage of a Fund’s net assets represented by such securities as requested.  Rule 144A restricted securities may be treated as liquid securities as long as the Advisor determines that an adequate trading market exists.  Corresponding disclosure will be added to future Shareholder Reports and N-Q filings.

7.  Comment:  With respect to a Fund’s investments in foreign currency forward contracts, please disclose the local currencies purchased and the local currencies sold in future Shareholder Reports and N-Q filings (see the American Institute of Certified Public Accountants Audit and Accounting Guide for Investment Companies Committee).

Response:  The Trust will incorporate your comment in future Shareholder Reports and N-Q filings.

8.  Comment:  Please confirm that sufficient asset coverage has been maintained in order to cover the notional amount of credit default swap agreements that the Funds sell.

Response:  The Trust confirms that when a Fund is the seller of a credit default swap agreement, the Fund maintains sufficient asset coverage in order to cover the full notional amount of the swap (minus any amounts owed to the Fund).

9.  Comment:  The Notes to the Financial Statements indicate that segregated collateral for swap contracts is presented in the Statements of Assets and Liabilities.  Please ensure the appropriate disclosure is included in the Shareholder Report regarding segregated collateral.

Response:  The Trust will incorporate your comment in future Shareholder Reports.

10.  Comment:  In the Statements of Assets and Liabilities for the Scout Emerging Markets, Global Equity, Equity Opportunity, Low Duration Bond and Core Bond Funds, “Other accrued expenses” represent greater than 5% of each Fund’s total liabilities.  In accordance with the requirements of Rule 6-04.10 of Regulation S-X, state separately the amount of any liabilities which are material.

Response:  The Trust confirms that it will state separately in future Shareholder Reports the amount of any liabilities which are material.

11.  Comment:  In the Statements of Operations for the Scout Emerging Markets, Global Equity and Low Duration Bond Funds, “Other expenses” represent greater than 5% of each Fund’s total expenses before waiver.  In accordance with the requirements of Rule 6-07.2(b) of

Regulation S-X, state separately any individual expense item in “Other expenses” which exceeds 5% of the total expenses.

Response:  The Trust confirms that it will state separately in future Shareholder Reports the amount of any individual expense item in “Other expenses” which exceeds 5% of the total expenses.

12.  Comment:  The Notes to the Financial Statements indicate that the Advisor has entered into an expense limitation agreement for the Scout Mid Cap Fund.  Please clarify why the Summary Prospectus for the Fund does not disclose the expense limitation agreement.

Response:  The total annual fund operating expenses of the Scout Mid Cap Fund were below the expense cap imposed by the Advisor’s expense limitation agreement and, thus, the Advisor did not waive fees or reimburse expenses for the fiscal year ended June 30, 2015.  Therefore, the expense limitation agreement is not disclosed in the Fund’s Summary Prospectus.  The Trust notes that the Fund’s expense limitation agreement is described under the “Investment Advisor and Portfolio Managers—Investment Advisor” section in the Prospectus.

13.  Comment:  With respect to the Trust’s fidelity bond filing required by Rule 17g-1 under the Investment Company Act of 1940, as amended, please include a statement showing the amount of the single insured bond which the investment company would have provided and maintained had it not been named as an insured under a joint insured bond in accordance with the requirements of Rule 17g-1.

Response:  The Trust’s fidelity bond is a single insured bond covering only the Trust and its series.  Therefore, the statement referenced above required for joint insured bonds is not required.

* * *

Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8521 or Michael P. O’Hare, Esq. at (215) 564-8198.

Sincerely,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

cc:           Benjamin D. Wiesenfeld, Esq., Scout Funds
 Michael P. O’Hare, Esq., Stradley Ronon

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